EXHIBIT 12

BELMOND LTD. AND SUBSIDIARIES

Computation of Ratios of Earnings to Fixed Charges

	Year ended December 31,
	2014	2013	2012	2011	2010

Earnings available to cover fixed charges:
Add:
Earnings/(losses) from continuing operations before income taxes and earnings from unconsolidated companies	8,105	(14,992)	8,101	(4,637)	(11,250)
Fixed charges	40,765	39,432	38,568	47,034	40,646
Amortization of capitalized interest	417	417	398	510	496
Distributed income of equity method investees	3,725	7,841	2,524	2,428	1,759
Less:
Interest capitalized	—	(1,088)	(4,193)	(863)	(2,201)
Earnings available to cover fixed charges	53,012	31,610	45,398	44,472	29,450

Fixed charges:
Interest expensed and capitalized (1)	32,846	28,217	29,737	36,571	32,609
Amortized premiums, discounts and capitalized expenses related to indebtedness	3,921	7,197	5,318	7,167	4,884
Estimate of interest in rent expense (2)	3,998	4,018	3,513	3,296	3,153
Total fixed charges	40,765	39,432	38,568	47,034	40,646

Ratio of earnings to fixed charges	1.3	N/A	1.2	N/A	N/A

Deficiency in earnings to cover fixed charges	—	7,822	—	2,562	11,196

(1) The interest included in fixed charges is interest on third party indebtedness. Interest expense accrued on uncertain tax positions is excluded from the calculation of earnings because that amount was presented as a component of income taxes.

(2) Historically, Belmond has been using one-third of rent expense as a reasonable estimate of the financing component of rent expense, since it is impracticable to determine the actual financing component of rent expense.